SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.

     Authorized Capital Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) #00.108.786/0001 -65
Rua Verbo Divino, 1356, 1º andar, city of São Paulo, State of São Paulo

NOTICE TO THE MARKET

NET SERVIÇOS DE COMUNICAÇÃO S.A. (“Issuer”), BANCO ITAÚ BBA S.A. (“Lead Manager”), UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., BANCO BRADESCO S.A., BANCO SANTANDER BRASIL S.A., HSBC BANK BRASIL S.A. - BANCO MÚLTIPLO (jointly, the “Coordinators”) announce, under the terms of the Article 53 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction 400, as of December 29, 2003 (“CVM Instruction 400”), that they required CVM, on July 28, 2005, to register the 5th public issue by the Issuer of sixty five thousand (65,000) registered book-entry simple debentures, not convertible into shares, in a single tranche, of the unsecured and non-preferred type (“Issue”), with unit face value of ten thousand reais (R$ 10,000.00) (“Debentures”), completing, on the issue date, which is August 15, 2005, the amount of

R$ 650,000,000.00

1. PRELIMINARY PROSPECTUS
The preliminary prospectus of the Issue (“Preliminary Prospectus”) will be available at the addresses indicated below on this date and on the websites up to 2 business days counted from this date:

• Issuer
NET SERVIÇOS DE COMUNICAÇÃO S.A.
Rua Verbo Divino, 1356, 1º andar, São Paulo - SP
Website:
www.netservicos.com.br

• Lead Manager
BANCO ITAÚ BBA S.A.
Avenida Brigadeiro Faria Lima, 3.400, 4º andar, São Paulo - SP
Website:
www.itaubba.com.br

• Coordinators
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Avenida Eusébio Matoso, 891, 19º andar, São Paulo - SP
Website:
www.unibanco.com.br/prospectos

BANCO BRADESCO S.A.
Avenida Paulista, 1450, 3º andar, São Paulo - SP
Capital Market Department
Website:
www.shopinvest.com.br

BANCO SANTANDER BRASIL S.A.
Rua Amador Bueno, 474, 3º andar, Bloco C, São Paulo - SP
Website:
www.santander.com.br/prospectos

HSBC BANK BRASIL S.A. - BANCO MÚLTIPLO
Avenida Brigadeiro Faria Lima, 3064, 4º andar, São Paulo - SP
Website:
www.hsbc.com.br/paraempresa/ investimentos/mercado-capitais-domesticos.shtml

• Contracted Coordinator
BANCO ABC BRASIL S.A.
Avenida Juscelino Kubitschek, 1400, 5º andar, São Paulo - SP
Website:
www.abcbrasil.com.br

• CVM
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION- CVM
Rua Sete de Setembro, 111, 5º andar, Rio de Janeiro - RJ
Rua Formosa, 367, 20º andar, São Paulo - SP
Website:
www.cvm.gov.br

The Preliminary Prospectus is at the interested parties’ disposal at the CVM for consultation and reproduction only. Printed copies of the Preliminary Prospectus are available for interested parties to take at the addresses of the Issuer, the Lead Manager, Coordinators and the Contracted Coordinator indicated above.

2. ESTIMATED DATES AND PLACES OF THE DISTRIBUTION DISCLOSURE
The Issuer, the Lead Manager, the Coordinators and the Contracted Coordinator inform that the roadshows of the Issue are estimated to take place between August 18 and 19, 2005, in the cities of São Paulo and Rio de Janeiro. For further information, please contact the Issuer or the Lead Manager. The Issue will begin immediately after the registration concession by the CVM and the publication of the notice of commencement, under the coordination of the Lead Manager, the Coordinators and with the participation of other institutions integrating the securities distribution system, duly authorized to operate in the capital market. The interested parties may subscribe the Debentures using the procedures of the Securities Distribution System (“SDT”), managed by the Brazilian Association of the Financial Market Institutions (“ANDIMA”), and the subscription is settled by the Custody and Settlement Chamber (“CETIP”). The notice of commence and the notice of closure of the distribution of Debentures, purpose of the Issue, will be published, as a notice to the market, in the newspaper “Valor Econômico”, national edition.

3. INFORMATION ON THE PROCEDURE OF INTENTION COLLECTION AND RESERVATION RECEIPT
The compensation of the Debentures of the Issue will be defined in bookbuilding procedure, conducted by the Lead Manager and the Coordinators, for verification, with investors of the demand for the Debentures in different interest rate levels. As from the publication date of this Notice, the Lead Manager and the Coordinators will carry out procedure of investment intention collection of the Debentures with potential investors. There will not be procedure of advance reservation receipt for subscription of the Debentures, neither existence of maximum or minimum subscription allotments.

4. SUPPLEMENTARY INFORMATION
The Issue is subject to the previous approval of the CVM. Supplementary information on the Issue may be obtained with the Issuer, the Lead Manager, the Coordinators and the Contracted Coordinator, at the addresses indicated above. The information contained in the Preliminary Prospectus will be purpose of analysis on the account of the CVM and is subject to supplementation or correction. The definite prospectus of the Issue will be made available for investors in the places mentioned in item 1 above, as from the initial date of the distribution of Debentures. Information on the Issue and the Issuer are detailed in the Preliminary Prospectus.

READ THE PROSPECTUS BEFORE ACCEPTING THIS OFFERING.

Lead Coordinator

Banco Itaú BBA S.A.

Coordinators

Unibanco - União de Bancos Brasileiros S.A.

Banco Bradesco S.A.

Banco Santander Brasil S.A.

HSBC Bank Brasil S.A. - Banco Múltiplo

Contracted Coordinator

Banco ABC Brasil S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.